Exhibit 12.1

IMPAC MORTGAGE HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(dollar amounts in thousands)

	For the year ended December 31,
	2017	2016	2015	2014	2013
Earnings
(Loss) earnings before income taxes	$(11,383)	$47,763	$58,923	$(5,017)	$(9,079)
Fixed charges (as outlined below)	227,775	262,500	276,400	296,183	312,384
Total earnings as defined	$216,392	$310,263	$335,323	$291,166	$303,305

Fixed Charges
Interest	225,987	260,810	274,853	294,521	310,477
Estimate of interest within rental expense	1,787	1,690	1,546	1,662	1,907
Total fixed charges	$227,774	$262,500	$276,399	$296,183	$312,384

Ratio of earnings to fixed charges *	*	1.18	1.21	*	*

•	Earnings for the years ended December 31, 2017, 2014 and 2013 were insufficient to cover fixed charges by $11,382, $5,017 and $9,079, respectively.